Patricia Williams

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

October 28, 2009

VIA EDGAR

Re:

Dominion Funds, Inc. (“Registrant”) Registration Statement, as Amended and Filed July 28, 2009 (“Amendment”) Regarding its Sole Series, the Shepherd Fund (the “Fund”).

 Investment Company Act File No. 811-06727.

Dear Ms. Williams:

This letter is being sent to you in response to your comments regarding the previously filed Amendment.  Registrant has now filed a revised Amendment (Post-Effective Amendment No. 24).

1.

With respect to: (a) Prospectus.  Fund Summary.  Principal Investment Strategy and Policies, and (b) Investment Objective and Strategy, Principal Investment Strategy.

Comment – Please describe what types of equities and bonds the fund may invest in.  With respect to potential bond investments, please describe what durations and credit quality these bonds will have.

Response:  Completed and reflected in the new filing.  The following sentence has been added:

“The Fund may invest in common stock, preferred stock and ADRs of companies listed on any of the U.S. stock exchanges, currencies of other countries, corporate bonds and municipal bonds of any duration and quality, and bonds from other countries and U.S Treasury obligations of any duration.”

2.

Prospectus. Fee Table.

Comment – Please describe whether the fee waiver / expense cap is contractual and extend its effectiveness for an additional year.

Response – Completed and reflected in the new filing.

3.

Portfolio Managers.

Comment -Please limit the biographies to relevant business experience in the past 5 years.

Response – Completed and reflected in the new filing.

4.

Additional Matter.   Please note that revised fundamental policies of the Fund were set forth in the Amendment.  Those revisions have now been approved by the Fund’s shareholders. These revised policies were previously reviewed by you and you had no comment.

We are contemporaneously herewith filing a request for acceleration of this Post-Effective No. 24 due to the Fund’s upcoming deadline for updating its prospectus and financial information.

Sincerely Yours,

/s/ Robert N. Sobol, Esq.

Counsel to Registrant

Cipperman & Company, LLC

Walnut Hill Plaza, Suite 140

150 South Warner Road

King of Prussia, PA 19406